Exhibit 99.1

ASX ANNOUNCEMENT

December 20th, 2012

Non-Coding Licensing update

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to provide an update to the Market concerning recent developments in respect of the Company’s non-coding DNA technology licensing program.

Year-to-date performance

GTG can report that gross revenues generated by the Company’s licensing program in the five-month period ended November 30th, 2012 have already exceeded the gross revenues generated from such activities during the entire financial year ended June 30th, 2012.

This valuable source of non-dilutive funding, after the payment of associated expenses, has significantly contributed towards the Company’s cash reserves as at November 30th, 2012, which exceeded $7.5 million.

Further refinements to the assertion program in Europe

GTG can also report that the Company’s European assertion program has been further refined, such that the associated overhead expenses have been significantly reduced and the potential net revenues increased.  Assertion lawyers acting for the Company in several European countries, including Germany and Holland, are now actively preparing legal actions against infringing parties in those countries.

Status of “179” patent re-examination by USPTO

On July 9th, 2012, the Company announced that it had received formal notification from the United States Patent and Trademark Office (“USPTO”) that the USPTO had received and granted a request for ex parte re-examination of claims 1-18 and 26-32 of the Company’s 5,612,179 non-coding DNA patent (the “‘179 patent”) brought by Merial L.L.C. of Duluth, Georgia (“Merial”).

The Company can now report that, while this re-examination is not yet complete, a number of the relevant claims have already been cleared by the USPTO.

Additional infringement suits filed in USA

In addition to the remaining five parties in the infringement suit that was announced by the Company on May 26th, 2011 and the further suits announced on August 30th, 2012 and October 15th, 2012, GTG advises that it has now initiated legal action in USA against Prevention Genetics LLC and Genelex Corporation.  Sheridan Ross, the Company’s US attorneys, are now preparing additional suits, to be filed when appropriate.

Dr. Malcolm R. Brandon

Chairman

Genetic Technologies Limited (ABN 17 009 212 328)

Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (GTG.AX) and NASDAQ (GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences, offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.  For more information, please visit http://www.gtglabs.com, http://www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com  ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040